UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026 (Report No. 3)

Commission File Number: 001-40303

Qtrex Quantum Ltd.

(Translation of registrant’s name into English)

2 Ilan Ramon St.

Ness-Ziona 7403635, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On August 20, 2026, Qtrex Quantum Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the Purchasers 11,111,111 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), at an offering price of $0.90 per ordinary share (the “Registered Direct Offering”).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. In addition, pursuant to the Purchase Agreement, the Company has agreed not to issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 30 days after the closing of the Registered Direct Offering, subject to certain exceptions.

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-289324) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on December 12, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated August 20, 2026.

On August 20, 2026, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.” or the “Placement Agent”), pursuant to which the Company engaged A.G.P. as the exclusive placement agent in connection with the Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%). The Company agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the offering in an amount not to exceed $50,000, and to pay non-accountable expenses in the amount of $12,500.

The foregoing summaries of the Placement Agency Agreement and the Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1 and 10.2, respectively, hereto and incorporated by reference herein. A copy of the press release related to the Registered Direct Offering entitled “QTREX Announces Pricing of a $10 Million Registered Direct Offering of Ordinary Shares,” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the Ordinary Shares is filed as Exhibit 5.1 hereto.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308, 333-289324 and 333-296482) and Form S-8 (Registration Nos. 333-297590, 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
10.1	Placement Agency Agreement, dated as of August 20, 2026, by and between the Company and A.G.P./Alliance Global Partners.
10.2	Form of Securities Purchase Agreement, dated as of August 20, 2026, by and between the Company and the purchasers party thereto.
23.1	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1).
99.1	Press Release issued by Qtrex Quantum Ltd. on August 20, 2026, titled “QTREX Announces Pricing of a $10 Million Registered Direct Offering of Ordinary Shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qtrex Quantum Ltd.

Date: August 20, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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